June 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Future FinTech Group Inc.
Registration Statement on Form S-3 Filed May 4, 2018 File No. 333-224686

Dear Ms. Nguyen:

Future FinTech Group Inc. (“FTFT” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated May 24, 2018 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

The Company, page 2

1. We note you are in the process of transitioning your main business operations and that you anticipate generating revenues from your financing leasing business, the acquisition and disposal of financial assets and the application of blockchain technology for online sales of products. Please revise your disclosure to:

●	clearly explain your plan of operations for each of your six enumerated business focuses as described on page 3; and

●	discuss the material costs that you expect to incur in order to provide all of the services described in the prospectus.

For example, please describe the current business of your “bulk agricultural products spot trading business and financial technology businesses,” and explain how such financial technology business relates to such bulk agricultural products trading business.

Similarly, please provide a more specific discussion of your “related asset and equity investment management” focus, including a clear description of the services you expect to provide and who you expect your customers to be. Please revise to address the six enumerated business focuses as described on page 3.

Response: We intend to revise our disclosure to include following the detailed descriptions of our six business focuses:

(i) the online sales of fruit juice products and beverages, and consumer and health-related products, through GlobalKey Supply Chain Limited (“GlobalKey Supply Chain”).

Our GlobalKey Supply Chain is actively developing its online sales of fruit juice products and beverages, and consumer and health-related products, and realized sales in the amount of RMB 347,000 (approximately $54,218) in the first quarter of 2018. Such development and sales supplement our off-line sales of fruit juice and consumer products.

This business is currently in operation and we do not expect any significant investment for this business.

(ii) the design, development, testing, deployment and maintenance of a blockchain based Globally Shared Shopping Mall and other related software systems.

Globally Shared Shopping Mall (the “Shared Shopping Mall”) is being designed as a platform for a shared shopping mall experience through the use of blockchain technology and artificial intelligence (“A.I.”) for the marketing, distribution, purchase and sale of products by vendors and consumers around the world. The application of A.I. on the Shared Shopping Mall will include the following functions:

(a) recommendations: provide customer behavior analysis to the online sellers and provide recommendations of products targeted to particular customers, as well as targeted product recommendation to the customers themselves;

(b) A.I. assistance: the Shared Shopping Mall is being designed to understand vocal instructions from customers, reply to questions, respond to customer instructions, and provide guidance as to the products and services offered in the Shared Shopping mall; and

(c) intelligent purchases and logistics: provide compiled and aggregated data based upon big data collection and processing that will allow vendors to anticipate product inventory and supply needs and prioritize logistics and warehousing arrangements.

The Shared Shopping Mall is still under construction and development, and we expect to complete it and begin operations at the end of 2018. After the completion of the platform, the Shared Shopping Mall will use the combination of blockchain technology, A.I. and an open shopping experience described above to become a globally-accessible shared online shopping center. The Shared Shopping Mall will have products sales, shopping and payment by cryptocurrencies to benefit the manufacturers, brand owners and consumers, which will be a part of the experience for the practical use of the blockchain technology and A.I. in a real economy. Payments will be remitted to the Shared Shopping Mall, then remitted to the appropriate vendors in the same form received. The Shared Shopping Mall will be a part of GlobalKey Supply Chain mentioned above. We expect the total investment for this business is approximately up to RMB 15 million (approximately $2,380,000), including the value of shares of our common stock issued as payment for development and related services, as well as cash investment.

(iii) the operation of a supply chain, logistics and trading business for fruit juice products, foods and other consumer and agricultural products through Hedetang Farm Products Trading Market (Mei County) Co., Ltd.

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As previously disclosed in our periodic reports, Shaanxi China Agricultural Silk Road Farm Products Trading Center Co., Ltd. and Hedetang Farm Products Trading Market (Mei County) Co., Ltd. operate a bulk agriculture products trading center to provide services to trading parties. There are a number of enterprises operating in the trading center, including 12 express delivery companies, 4 logistic companies, 4 on-line sales companies, 2 packing companies and 3 agriculture companies, which have started paying rent for their spaces in the center. In addition, all government departments that are relevant to the operations of the Mei County National Kiwi Fruit Wholesale Trading Center have moved into our trading center. Currently, Mei County National Kiwi Fruit Wholesale Trading Center is building a data platform for agricultural products in the western part of China, an agricultural business incubator, and an online-to-offline agricultural products trading center. To meet these goals, the Company is upgrading its software to support the data platform, which is expected to be completed in the third quarter of 2018. Upon the completion of the upgrade and when trading of agricultural products starts, the trading center will generate income through rental income from cold storage and shops as well as from logistic services. The total investment for this project is expected to be up to RMB 6 million (approximately $950,000).

(iv) bulk agricultural products spot trading business and financial technology businesses, including software development and information services for the financial leasing and project finance industries through intelligent investment advisory and blockchain technology.

The bulk agricultural products spot trading business will be operated by our indirectly owned subsidiary Hedetang Farm Products Trading Market (Mei County) Co., Ltd. We expect to start the bulk agricultural products spot trading business in the third quarter of 2018 when the upgrade described above is completed. Customers will include fruit growers, brokers and other vendors involved in the industry, and the spot trading business will allow for purchases and sales of fruit, cereals, and other farm products, from which Hedetang Farm Products Trading Market (Mei County) Co., Ltd. will receive a flat management fee.

Zhonglian Hengxin Assets Management Co., Ltd. (“Zhonglian Hengxin”), a 55% indirectly owned subsidiary of the Company, focuses its businesses on project leases and project finances, including services related to the purchase and sale of financial debts. It is in discussions regarding sevem projects. Of those projects, it has signed letters of intent with creditors for three projects and the other four projects are still under due diligence review. The Company also has purchased certain distressed assets and debts and Zhonglian Hengxin’s existing projects are the purchases of distressed assets, then restructure such assets and sell them at a profit. Zhonglian Hengxin also plans to apply blockchain and A.I. technologies in this area in the future to facilitate transactions and create an efficient consulting business. We plan to invest up to RMB 1 million (approximately $158,000) in cash with Zhonglian Hengxin during its first year of business.

(v) blockchain related asset and equity investment management and services

This business will focus on the investment in, and purchase of, early stage blockchain projects that have strong potential as well as business incubation and acceleration services for blockchain companies. We are in the process of searching for and identifying promising candidates and this business is still under development. As described in our press release dated June 1, 2018, the Company also plans to provide business incubation and acceleration services for blockchain companies as well as blockchain related training, capital market and consulting services. We plan to invest between US$10-20 million in this area of business, including shares of our common stock and cash.

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(vi) the development and operation of a blockchain platform for cryptocurrency exchange, payment and other services through our 60% owned subsidiary DCON DigiPay Limited (“DCON DigiPay”) incorporated in Japan.

The main business of DCON DigiPay is to develop and operate a global digital payment system, “DCON,” through blockchain technology. DCON is to be built as a transparent digital payment system backed by blockchain technology, which such business will include: payment settlement, capital transfer, assets deposit, loan financing, online insurance, assets transfer, funds and placements and crowdfunding services. DCON will also provide cryptocurrency exchange services. Currently, Bitcoin and mBTC can be exchanged through DCON and we are working to increase the number of cryptocurrencies that may be available for exchange on DCON. Bitcoin has a very high market value with each of them currently trading for thousands of dollars. As a currency, Bitcoin has limited everyday usage for ordinary payments. Currently, mBTC has 1000000:1 exchange rate pegged against Bitcoin and can be used in real life by consumers. Also, DCON and mBTC have an efficient trading system that can process 5,000 transaction per second and transactions can be confirmed in seconds. There is no processing fee or mining cost for using or obtaining mBTC. Currently, the mBTC payment system developed by DCON is online, in operation and has been appointed as the only payment system for the NRC communities, which are discussed further below. The Company will receive revenues from the processing fees when customers use mBTC as a payment method. DCON is in the process of developing other business areas mentioned above. In addition to the shares that we have issued to acquire DCON assets as disclosed in our Current Report on Form 8-K filed on January 25, 2018, we anticipates investing up to RMB 5 million (approximately $790,000) in DCON DigiPay, some of which has already been invested.

2. You disclose your plans to take advantage of possible opportunities presented by the expanding interest in “FinTech,” including blockchain technology, cryptocurrencies and other forms of digital assets. To the extent you are not engaged or you are engaged to only a limited extent in a particular line of business, please include information to eliminate any misleading inference to such line of business.

Response:

We will include such information to clarify whether we are currently engaged in such business as well as to what extent in any particular line of business that we are engaged in relates to blockchain technology, cryptocurrencies and other forms of digital assets in the form of the above disclosures.

3. We note you will use blockchain technology in different business segments, including online sales and internet distribution businesses, agricultural products trading, to facilitate financial payments and transactions, and to create new opportunities. Please revise your disclosure to clarify how you intend to implement blockchain technology and the current status of such technology, including whether your blockchain technology is developed and operational, and your plans and timeframes for such development if such product is not operational yet. Please disclose whether such blockchain is or will be open and public. In addition, please clarify what portion of your business is related to e-commerce as compared to blockchain technology and whether you have generated any revenue from blockchain related technology.

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Response:

We will revise our disclosure to clarify how we intend to implement blockchain technology and the current status of the application of such technology in our businesses as indicated in our response to question 1. Currently, only NRC and DCON’s blockchain technologies are developed and operational and others are under development or to begin development in the near future. Our blockchain-based platforms are or will be open and public. The Company has not generated any meaningful revenue from the blockchain-related technology. Our e-commerce business includes online sale of fruit juice, consumer and health products and our Shared Shopping Mall, which is under construction, will use blockchain technology. Currently, DCON charges no transaction fees for using mBTC and a 0.3% exchange fee for currency exchange between Bitcoin and mBTC.

4. You disclose you have entered into a services agreement for the development of your blockchain globally shared shopping mall platform. Please clarify if this is your agreement with Reits (Beijing) Technology Co. Ltd. or identify the counterparty, and disclose the material terms of this agreement. We note that you filed a services agreement as Exhibit 10.1 to your Form 8-K on December 22, 2017 for the development of your blockchain globally shared shopping mall platform.

Response:

Yes, this is the agreement with Reits (Beijing) Technology Co. Ltd. filed on as Exhibit 10.1 to our Current Report on Form 8-K filed on December 22, 2017. We will clarify this disclosure.

5. We note you have signed a license agreement with Shaanxi Entai-Biotechnology Co. Ltd. to serve as the sole global general distributor and operational platform for IB-Live. Please describe the “platform for ‘IB-Live’” and clarify whether you currently use your e-commerce platform to perform under this license agreement.

Response:

The platform for IB-Live includes online and offline sales of IB-Live products. The online sales are made through our GlobalKey Supply Chain Limited WeChat app store and the offline sales are made through our distributors. Both of these modes of sale are subject to the license agreement.

6. Please expand your disclosure to discuss the digital assets held by DCON DigiPay in which you own 60% interest and how these assets will interact with the blockchain platform Nova Realm City. We note you state that DCON DigiPay is the only accepted payment system for Nova Realm City communities. In this regard, revise to more clearly explain what consists of the Nova Realm City communities.

Response:

DigiPay FinTech Limited owns a 60% ownership stake in the assets of DCON, including but not limited to all the business and technology elements related to or attributable to DCON, such as its business plans and white papers, business and business models, architectures, codes, software, applications, technologies, patents, copyrights, trade secrets, customer lists, business points, trading platforms, digital rights, authentication systems, agreements and contracts, intellectual property, token and the DCON communities established on Nova Realm City (“NRC”). DCON is the only issuer and exchange for mBTC, which is the only currency used in NRC communities. All of the members of the communities of NRC will use mBTC to conduct their transactions. DigiPay FinTech Limited, a wholly owned subsidiary of the company in the BVI, is in the process of transferring the DCON assets to DCON DigiPay Limited, our 60% owned subsidiary organized under the laws of Japan.

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The NRC communities include business communities, ideological communities (such as charity communities, environmental protection communities, education-focused communities), hobby-related communities (such as music, sports and photography communities) and technology development communities. NRC communities have open book income and expenses reports to reach the balance among the members, members’ union and the community. The members’ union will issue assignments in the community and the each member can respond with his/her work products. In this way, any assignment on the community can be completed by different members of this community together. The business model could prevent fraud and reach a stable but yet flexible operation model.

Risk Factors, page 6

7. We note disclosure that your activities are principally conducted by subsidiaries operating in the PRC. Please revise your disclosure to discuss how your new business focus following the contemplated spin-off of your fruit juice business will impact your regulatory and business risks. In your revision, please include a discussion of the government entities that enforce applicable regulations, including any PRC-regulations.

Response:

Following the completion of the contemplated spin-off of our fruit juice business, our main businesses will be e-commerce, financial leasing and project finance, investment and asset management, business incubation and acceleration services for blockchain companies, blockchain related training, capital market and consulting services as well as using blockchain technology to these businesses, such as DCON payment system. Our new businesses will be subject to the laws and regulations of China in financial leasing and project finance, investment and asset management and blockchain areas, such as the Administrative Laws for Financial Leasing Enterprises Supervision, Guidelines for Acceleration of the Development of Financial Leasing Industry. There are no specific regulations in China regarding to the application of blockchain technology. Currently, our subsidiaries in China have received government approval for their businesses. Shaanxi China Agricultural Silk Road Farm Products Trading Center Co., Ltd. has approval from the State Administration for Industry and Commerce (“SAIC”) to conduct business in: financial leasing, the purchase of assets domestically or internationally for lease, leasing consultation and guarantee, and related services. Zhonglian Hengxin has approval from SAIC to conduct business in: asset management (except for financial, securities, futures and other restricted items); asset acquisition, asset disposal and asset operation (except for financial, securities, futures and other restricted items); planning and advisory for corporate restructure and merger and acquisition; equity and real estate investment (no public offerings, restricted to investment through assets of the company itself). GlobalKey Supply Chain has approval from SAIC to conduct business in: all types of commodities and technologies import and export, sales of health products, food additives, pre-packed foods, fruit juice, dairy products (including infant formula) distribution, alcohol distribution and retail and sales of related products online and software and hardware development and sales.

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On September 4, 2017, the People’s Bank of China, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the State Administration of Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission, and the China Insurance Regulatory Commission jointly issued the rules of Prevention of Token Financing Risk, pursuant to which “initial coin offerings” are defined as illegal financing activities without approval, involving illegal issuance of tokens and notes, illegal issuances of securities and illegal crowdfunding and financial fraud and pyramid sales. These rules require the cessation of token and cryptocurrency financing and refunds to the investors. Currently, the Chinese government has prohibited initial coin offerings in China, but the use of blockchain and its applications are not prohibited. Financing leasing companies are regulated by China Banking and Insurance Regulatory Commission. The Company plans to issue and trade cryptocurrencies in the countries in which such businesses are allowed, such as Japan, and the software coding and structural design work will be done in China by Chinese technicians. On May 25, 2016, the Congress of Japan passed Amendment to Capital Settlement Law, which became effective on April 1, 2017. The law formally recognizes cryptocurrency as a lawful payment method and put it under legal system of Japan. DCON complies with this law. Currently, there is no cryptocurrency or blockchain laws or regulations in China.

8. We note the risk factor titled “The blockchain related products and services that we are developing have the potential to be used in ways we do not intend, including for criminal or other illegal activities” in your Form 10-K for the fiscal year ended December 31, 2017. Please disclose how you intend to secure your blockchain and the risk of manipulating your blockchain technology.

Response:

DCON uses what is called “cold” wallets for these accounts, which also have multiple signature requirements to protect the digital assets. mBTC uses the SHA256 algorithm, which by itself gives a high level of safety. Also, DCON requires real name registration for its cryptocurrency and each wallet and address can match a real person, i.e. a user must use his/her real name in order to use his/her wallet. Due to the nature of transparent of blockchain, all the assets on the blockchain can be tracked, traced and monitored. NRC uses real name registration and transaction information that can be traced, which reduces the risk of manipulation. The Shared Shopping Mall employs security measures common to blockchain technologies, such a multiple identity authentication and mult-signature requirements. The security measure to be employed by our blockchain projects currently in development have not yet been determined.

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Other

9. We note you issued a press release on December 22, 2017 disclosing that you may issue “tokens” to support the implementation and operation of your Globally Shared Shopping Mall blockchain software system. However, disclosure in your registration statement only briefly refers to “tokens” in connection with DCON DigiPay. Please clarify whether you will be issuing tokens or accepting tokens as a form of payment for your products.

Response:

We, as the holding company, will not issue any tokens. Our subsidiaries, DCON DigiPay Limited, a Japanese company and GlobalKey SharedMall Limited, a Cayman company will issue tokens, which can be used as payment for the products sold on the mall. When DCON DigiPay and GlobalKey Shared Mall sell tokens, we will take steps to ensure that they put into place measures to prevent the tokens being sold in the U.S. or to the U.S. buyers, and will first verify the identities, residences and citizenships of the buyers.

10. We note you issued a press release on January 4, 2018 disclosing that your chief executive officer, Mr. Yongke Xue, gifted you a 5% equity interest in Nova Realm Limited. Please revise to disclose this transaction and provide a brief description of Nova Realm Limited’s business.

Response:

We will revise our disclosure to include this transaction and provide a brief description of Nova Realm Limited’s business as follows:

Nova Realm Limited (“Nova Realm”) is a blockchain technology research and development company registered in the United Kingdom. Nova Realm developed Nova Realm City (“NRC”), which it believes to be the first-ever blockchain technology value community registered with real name users and which delivers asset-based digital services to global blockchain projects as well as providing a platform to its members to participate in those projects. NRC’s mission represents the first interaction community with a real-name registration system in the world.

The operation of the NRC community is ensured through blockchain technology where the legitimate allocation of community funds is safeguarded through multiple signatures and the community’s major events are decided through a voting mechanism.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer.

Very truly yours,

/s/ Yongke Xue
Yongke Xue
Chief Executive Officer Future FinTech Group Inc.

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